UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2011

OR

☐	Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANHEUSER-BUSCH DEFERRED INCOME STOCK

PURCHASE AND SAVINGS PLAN

One Busch Place

St. Louis, Missouri 63118

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANHEUSER-BUSCH INBEV SA/NV

Grand Place / Grote Market 1, 1000 Brussels

Belgium

Anheuser-Busch Deferred

Income Stock Purchase and

Savings Plan

Financial Statements and Supplemental Schedule

March 31, 2011 and 2010

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

*	Other supplemental schedules required by 29 CFR 2520.103-10 of Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (the “Plan”) at March 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended March 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP (signed)

St. Louis, MO

September 6, 2011

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

Statements of Net Assets Available for Benefits

March 31, 2011 and 2010

	2011	2010
Assets
Investments
Common/collective funds	$2,814,847,607	$2,987,015,664
A-B InBev Company ADR fund	99,236,540	—
Short-term Investment fund	206,461	—

Total investments	2,914,290,608	2,987,015,664

Receivables
Notes receivable from participants	87,711,592	98,001,718
Participant contributions	—	726,255
Company contributions	—	382,610

Total receivables	87,711,592	99,110,583

Net assets available for benefits	$3,002,002,200	$3,086,126,247

The accompanying notes are an integral part of these financial statements.

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended March 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to Contributions
Participants	$70,809,832	$48,689,820
Company	42,919,064	27,932,373
Rollovers	1,377,200	1,061,950

Total contributions	115,106,096	77,684,143

Investment income
Net appreciation in fair value of investments	258,740,970	351,882,078
Dividends	433,630	—

Net investment income	259,174,600	351,882,078
Interest income from notes receivable from participants	4,933,411	2,189,654

Total additions	379,214,107	431,755,875

Deductions from net assets attributed to
Distributions to participants	462,655,041	407,334,719
Administrative expenses	683,113	148,657

Total deductions	463,338,154	407,483,376

Net Increase (decrease) in net assets available for benefits	(84,124,047)	24,272,499
Net transfers in (Note 8)	—	1,364,686,448
Net assets available for benefits
Beginning of year	3,086,126,247	1,697,167,300

End of year	$3,002,002,200	$3,086,126,247

The accompanying notes are an integral part of these financial statements.

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

Notes to Financial Statements

March 31, 2011 and 2010

1.	Plan Description

The following description of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Anheuser-Busch Companies, Inc. (the “Company”) and certain subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan year-end is March 31.

Plan Administration

The Plan’s named fiduciaries are the Company, as Plan Sponsor and Plan Administrator, and The Bank of New York Mellon, as the Trustee. As Plan Sponsor, the Company has the right to amend the Plan and designate the Plan’s named fiduciaries. The Trustee has the authority to hold the assets of the trust in accordance with the provisions of the Plan and the trust agreement.

Eligibility

Each employee of a participating employer of the Company is eligible to participate in the Plan after completing one year of service, during which the employee worked 1,000 hours. Participation by eligible employees is voluntary.

Contributions

A participant may contribute from 1% to 50% of base pay through payroll deductions for before-tax contributions and/or after-tax contributions, subject to limitations as set forth in the Plan document and by the Internal Revenue Code (the “Code”). Certain highly compensated employees are limited to a 10% before-tax contribution rate, a 10% after-tax contribution rate and a 14% total contribution rate.

The Company contributes a discretionary matching cash amount on a paycheck-by-paycheck basis, up to a certain percentage of base pay contributed by a participant to the Plan. For 2011 and 2010, the Company’s matching contribution rate was 91.68% on the first 6% of base pay contributed by participants.

Participants who are at least age 50 may also make before-tax catch-up contributions to the Plan on an unmatched basis, subject to Internal Revenue Service (“IRS”) limits.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contributions, plus related earnings. Company matching contributions vest after two years of service. Company matching contributions also vest upon termination of employment by reasons of death, permanent disability, entry into military service, layoff exceeding 12 months, termination of employment for any reason, including retirement, after reaching age 60, or in the event of a “change in control” of the Company as defined by the Plan.

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

Notes to Financial Statements

March 31, 2011 and 2010

Forfeitures

Forfeitures result from a participant’s termination of employment before the participant is 100% vested in Company matching contributions. Forfeited nonvested amounts are used to reduce future Company matching contributions. Forfeitures used to reduce Company matching contributions amounted to $376,313 during the Plan year ended March 31, 2011 and $0 during the Plan year ended March 31, 2010.

Payment of Benefits

The Plan permits in-service withdrawals as defined in the Plan document, subject to certain restrictions. Distributions for terminations are made in lump sums and are comprised of the market value of participants’ contributions and vested Company matching contributions.

Notes Receivable From Participants

A participant may borrow from vested account balances, subject to certain conditions. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year period ending on the day before the loan is made, or 50% of the vested account balance. The interest rate for the life of the loan is set quarterly at prime plus one percentage point as of the beginning of the quarter. The term of a loan for the purchase of a principal residence may be up to 10 years; the term of a loan for any other reason may not exceed 5 years.

Administrative Expenses and Asset Management Fees

The Company may pay all expenses incurred in the administration of the Plan, including Trustee fees, but is not obligated to do so. For the Plan year ended March 31, 2010 and for the three months ended June 30, 2010, all administrative expenses were paid by the Company. Effective July 1, 2010, all administrative expenses (record-keeping fees, Trustee fees, custody fees, audit fees, etc.) incurred are charged to participant accounts.

Plan participants are charged for asset management fees based on fund balances. Asset management fees are accrued daily by the Trustee based on participant balances in each fund.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such termination would result in the immediate and full vesting of each participant’s account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

Notes to Financial Statements

March 31, 2011 and 2010

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

Investments are reported at fair market value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risk and Uncertainties

The Plan’s investment fund options provide participants with a variety of investment alternatives with differing levels of risk and income potential. Investment securities are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Reclassifications

Certain 2010 amounts have been reclassified, where appropriate, to conform to the financial statement presentation used in 2011.

3.	Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ( “FASB”) issued guidance for improving disclosures about fair value measurements. The new guidance requires new disclosures for transfers in and out of Level 1 and 2 classifications and for more detail about the activity in Level 3 fair value measurements. The new guidance also clarifies previous disclosure requirements by increasing the level of disaggregation to the class level for investments and by requiring more disclosures about inputs and valuation techniques for fair value measurements in Level 2 and Level 3 investments. The disclosures required effective for periods beginning after December 31, 2010 are not expected to have a material impact on the Plan’s financial statements.

In 2011, the Plan adopted recently issued accounting guidance that requires participant loans to be classified as notes receivable from participants and measured at unpaid principal balance plus accrued but unpaid interest. Previously, these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements as described in Note 4. This guidance was applied retroactively in 2010 and this guidance had no impact on the Plan’s net assets available for benefits.

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

Notes to Financial Statements

March 31, 2011 and 2010

In May 2011, the FASB issued guidance to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with generally accepted accounting principles in the Unites States of America and International Financial Reporting Standards. The amendments are of two types: (i) those that clarify the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management is in the process of evaluating the impact of the adoption of this guidance on the Plan’s financial statements.

4.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits as of March 31:

	2011	2010
SSg A International Index fund - class I	$280,926,497	$224,984,773
SSg A yield enhanced short term Investment fund - class A	731,287,611	962,609,761
SSg A U.S. Intermediate government/credit bond Index fund - class A	249,747,115	263,933,789
EB DL market completion Index fund of BNY Mellon	530,937,576	384,404,507
EB DL aggregate bond Index fund of BNY Mellon	260,831,014	343,977,833
EB DL stock Index fund of BNY Mellon	643,253,351	684,201,015

Effective April 5, 2010, the Plan established the A-B InBev Company ADR Fund ( the “ADR Fund”), an employer securities fund. Participant investments that are directed to the ADR Fund are used to purchase Anheuser-Busch InBev American Depositary Receipts (“ADRs”), Which represent the right to receive shares of Anheuser-Busch InBev common stock. Anheuser-Busch InBev ADRs are publicly traded in U.S. dollars on the New York Stock Exchange in the United States. Shares of Anheuser-Busch InBev common stock are publicly traded on the Euronext exchange in Brussels, Belgium.

Under the ADR Fund, the Company offered up to 30,000,000 Anheuser-Busch InBev ADRs on an S-8 registration statement filed in March 2010.

Participants may invest up to 33% of participant contributions, Company matching contributions and rollover contributions into the ADR Fund, and may transfer up to 33% of accumulated investments into the ADR Fund.

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

Notes to Financial Statements

March 31, 2011 and 2010

During the years ended March 31, 2011 and 2010, the Plan’s investments appreciated (including gains and losses on investments bought and sold, as well as held during the year) as follows:

	2011	2010
Common/collective funds	$251,134,085	$351,882,078
A-B InBev Company ADR fund	7,606,885	—

	$258,740,970	$351,882,078

The Plan follows accounting rules that provide a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The framework also establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1	Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

Notes to Financial Statements

March 31, 2011 and 2010

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value at March 31, 2011 and 2010:

Common/Collective Funds

The fair value of the Plan’s interest in common/collective funds are based on the net asset values (“NAV”) after adjustments to reflect all fund investments at fair value. The common/collective funds permit redemptions daily. The fair values of the Plan’s interest in the common/collective funds are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date and there are no unfunded commitments, and as a result, these investments are classified as Level 2 assets in the fair value hierarchy.

A-B InBev Company ADR Fund and Short-Term Investment Fund

The fair value of the Plan’s interest in the A-B InBev Company ADR fund and short-term investment fund are based on quoted market prices on the last day of the Plan year.

The preceding methods described produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of March 31, 2011 and 2010:

	2011
	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common/collective funds
Index funds (1)	$—	$1,174,190,927	$—	$1,174,190,927
Equity funds (2)	—	59,330,664	—	59,330,664
International funds (3)	—	292,726,099	—	292,726,099
Bond funds (4)	—	510,578,129	—	510,578,129
Fixed income funds (5)	—	778,021,788	—	778,021,788
A-B InBev Company ADR fund	99,236,540	—	—	99,236,540
Short-term investment fund	206,461	—	—	206,461

Total assets at fair value	$99,443,001	$2,814,847,607	$—	$2,914,290,608

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

Notes to Financial Statements

March 31, 2011 and 2010

	2010
	Quoted Prices in Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common/collective funds
Index funds	$—	$1,068,605,522	$—	$1,068,605,522
International funds	—	237,275,172	—	237,275,172
Bond funds	—	607,911,622	—	607,911,622
Equity funds	—	61,451,993	—	61,451,993
Fixed income funds	—	1,011,771,355	—	1,011,771,355

Total assets at fair value	$—	$2,987,015,664	$—	$2,987,015,664

5.	Income Tax Status

The Plan received a favorable determination letter from the IRS dated November 29, 2001, indicating that the Plan qualifies under the applicable provisions of Section 401 of the Code, and is therefore exempt from federal income taxes. The Plan has since been amended and restated as of April 1, 2010, and has filed for a new determination letter from the IRS. The new determination letter is pending; however, the Plan Administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of March 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for Plan years prior to 2008.

6.	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at March 31, 2011 and 2010, to the Plan’s Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$3,002,002,200	$3,086,126,247
Amounts allocated to withdrawing participants	—	(552,039)

Net assets available for benefits per the Form 5500	$3,002,002,200	$3,085,574,208

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

Notes to Financial Statements

March 31, 2011 and 2010

The following is a reconciliation of net decrease per the financial statements for the year ended March 31, 2011, to the net loss per the Plan’s Form 5500:

Net decrease per the financial statements	$(84,124,047)
Add: Amounts allocated to withdrawing participants at March 31, 2011	—
Less: Amounts allocated to withdrawing participants as of March 31, 2010	(552,039)

Net decrease per the Form 5500	$(84,676,086)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end, but not yet paid as of that date. There were no such amounts at March 31, 2011.

7.	Party-in-Interest Transactions

During the years ended March 31, 2011 and 2010, the Plan and Master Trust, respectively, purchased and sold investments in the EB DL Stock Index Fund of the Trustee. Transactions with this fund included aggregate investment purchases totaling $154,390,995 and $216,733,437, respectively, and aggregate investment sales totaling $221,059,273 and $286,312,015, respectively. The net asset value of the fund was $643,253,351 and $684,201,015 at March 31, 2011 and 2010, respectively. These transactions are allowable party-in-interest transactions under ERISA.

During the years ended March 31, 2011 and 2010, the Plan and Master Trust, respectively, purchased and sold investments in the EB DL Market Completion Index Fund of the Trustee. Transactions with this fund included aggregate investment purchases totaling $281,572,985 and $333,590,856, respectively, and aggregate investment sales totaling $310,296,529 and $242,246,552, respectively. The net asset value of the fund was $530,937,576 and $343,404,507 at March 31, 2011 and 2010, respectively. These transactions are allowable party-in-interest transactions under ERISA.

During the years ended March 31, 2011 and 2010, the Plan and Master Trust, respectively, purchased and sold investments in the EB DL Aggregate Bond Index Fund of the Trustee. Transactions with this fund included aggregate investment purchases totaling $50,487,298 and $63,269,436, respectively, and aggregate investment sales totaling $66,641,866 and $65,369,966, respectively. The net asset value of the fund was $260,831,014 and $263,806,953 at March 31, 2011 and 2010, respectively. These transactions are allowable party-in-interest transactions under ERISA.

During the year ended March 31, 2011, the Plan purchased and sold investments in the A-B InBev Company ADR Fund, which holds securities of the Plan Sponsor. Transactions with this fund included aggregate investment purchases totaling $156,794,270 and aggregate investment sales totaling $90,003,359. The net asset value of the fund was $99,236,540 at March 31, 2011. These transactions are allowable party-in-interest transactions under ERISA.

Anheuser-Busch Deferred Income

Stock Purchase and Savings Plan

Notes to Financial Statements

March 31, 2011 and 2010

8.	Plan Merger

Effective as of the close of business on March 31, 2010, all accounts and assets of the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Employees Covered by a Collective Bargaining Agreement) and the Anheuser-Busch Deferred Income Stock Purchase and Savings Plan (For Certain Hourly Employees of Anheuser-Busch Companies, Inc. and its Subsidiaries) were merged into the Plan. The market values of the assets merged into the Plan totaled $1,361,764,236 and is included in Net Transfers In on the Statements of Changes in Net Assets Available for Benefits for the year ended March 31, 2010.

Anheuser-Busch Deferred Income Stock Purchase and Savings Plan

Schedule of Assets (Held at End of Year)

March 31, 2011

EIN: 43-1162835 Plan No.: 059	Schedule I

Attachment to Form 5500, Schedule H, Part IV, Line 4i

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
	SSgA International Index Fund – Class A	Common/collective fund; 15,968,249 shares	**	$280,926,497
*	EB DL Market Completion Index Fund of BNY Mellon	Common/collective fund; 2,033,608 shares	**	530,937,576
	SSgA Yield Enhanced Short Term Investment Fund – Class A	Common/collective fund; 731,431,609 shares	**	731,287,611
	SSgA U.S. Intermediate Government/Credit Bond Index Fund – Class A	Common/collective fund; 23,849,353 shares	**	249,747,115
*	EB DL Stock Index Fund of BNY Mellon	Common/collective fund; 5,898,955 shares	**	643,253,351
*	EB DL Aggregate Bond Index Fund of BNY Mellon	Common/collective fund; 1,354,748 shares	**	260,831,014
	Russell Fixed Income I Fund	Common/collective fund; 1,009,000 shares	**	35,035,166
	Russell Equity I Fund	Common/collective fund; 954,309 shares	**	47,304,698
	Russell Equity II Fund	Common/collective fund; 169,375 shares	**	12,025,966
	Russell International Fund	Common/collective fund; 251,829 shares	**	11,799,602
	Russell Fixed Income II Fund	Common/collective fund; 390,315 shares	**	11,699,011
*	A-B InBev Company ADR Fund	Common stock fund; 1,736,152 shares	**	99,236,540
	Dreyfus Treasury Prime Fund	Short-term investment fund; 206,461 shares	**	206,461
*	Notes receivable from participants	4.25% to 10.5%, maturing through March 2021	**	87,711,592

				$3,002,002,200

*	Investment represents allowable transaction with a party-in-interest or represents a party-in-interest to the Plan.
**	Cost information has been omitted as all investment are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH DEFERRED INCOME STOCK PURCHASE AND SAVINGS PLAN

/s/ Robert G. Zimmer
Robert G. Zimmer
Director, Retirement Plans

September 14, 2011

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm